UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The information herein and in the attached Exhibit 99.1 and Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by ZOOZ Power Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”) under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

On March 31, 2024, the Company filed certain current reports with the Tel Aviv Stock Exchange (“TASE”) pursuant to requirements of the TASE (1) relating to specified company and financial information for the Company as of and for December 31, 2023, and an English translation is furnished hereto as Exhibit 99.1, and (2) relating to the recently closed merger transaction, and an English translation is furnished hereto as Exhibit 99.2, and in each case incorporated herein by reference.

This Report on Form 6-K contains “forward-looking statements” within the meaning of federal securities laws. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of the Company and are difficult to predict. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made whether as a result of new information, future events or otherwise, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by the Company. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Power Ltd. Current Report on TASE and related company information, dated March 31, 2024
99.2	ZOOZ Power Ltd. Current Report on TASE regarding the merger transaction, dated March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: April 4, 2024	By:	/s/ Boaz Weizer
	Name:	Boaz Weizer
	Title:	Chief Executive Officer